[LETTERHEAD]	4600 Syracuse St., Suite 1100 Denver, Colorado 80237 (720) 493-4256

September 30, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transamerica Series Trust (the “Registrant”)

(File Nos. 033-00507; 811-04419)

Registration Statement on Form N-14 (File No. 333-198478)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant requests the withdrawal of the Registrant’s Registration Statement on Form N-14, File No. 333-198478, originally filed on September 29, 2014 (the “N-14 Registration Statement”). No securities were sold in connection with the offering described in the N-14 Registration Statement.

Should you have any questions or comments regarding this filing, please contact the undersigned at 720-493-4256.

Very truly yours,

/s/ Tané T. Tyler

Tané T. Tyler

Vice President, Associate General Counsel,

Chief Legal Officer and Secretary

Transamerica Asset Management, Inc.